FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF
                            SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                   Rhino Enterprises Group, Inc.
          (Name of Small Business Issuer in its charter)


Nevada                                   88-0333844
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


2925 LBJ Freeway, Suite 188, Dallas, Texas       75234
(Address of principal executive offices)        (Zip Code)

Issuer's Telephone Number:      (972) 241-2669

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

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                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                1
     Item 2.  Management's Discussion and Analysis   16
     Item 3.  Description of Property                20
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management       20
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons          23
     Item 6.  Executive Compensation                 26
     Item 7.  Certain Relationships and Related
              Transactions                           29
     Item 8.  Description of Securities              31

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    32
     Item 2.  Legal Proceedings                      33
     Item 3.  Changes In and Disagreements with
              Accountants                            33
     Item 4.  Recent Sales of Unregistered
              Securities                             34
     Item 5.  Indemnification of Directors and
              Officers                               37

Part F/S                                             37

          Part III
     Item 1.  Index to Exhibits                      28
     Item 2.  Description of Exhibits                28

Signatures                                           28

                              PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     Rhino Enterprises Group, Inc. (the "Company" or "Rhino") was originally incorporated in Nevada on March 3, 1995 as Unique Fashions, Inc. ("Unique"), with the stated business plan of producing, marketing and selling children's specialty garments. Unique's common stock was approved for trading on the Over-the-Counter Bulletin Board as "UNQF."

     On March 25, 1999, the Company effected a tax-free spin-off transaction of its former wholly-owned subsidiary, Unique Ideas, Inc. (formerly Unique Products, Inc.), a Texas corporation. The stock of Unique Ideas, Inc. was distributed on a pro-rata basis to the stockholders of the Company on March 25, 1999.

     On April 30, 1999, the Company effected a one-for-twenty (1 for 20) reverse stock split of its common stock, changed its name to Rhino Enterprises Group, Inc. and changed its stock symbol to "RHNO."

     On May 13, 1999, the Board of Directors of Rhino approved a stock-for-stock purchase agreement between Rhino and the shareholders of Framing Systems, Inc., a Nevada corporation ("Framing"). From May 17, 1999 to December 2, 1999, the majority of the Framing shareholders exchanged their shares of Framing common stock into shares of the Company's common stock on a one share of Rhino common stock for twenty-five shares of Framing common stock basis, eventually making Framing a 68%-owned subsidiary of the Company.

     On November 12, 1999, Rhino acquired 50% of the outstanding stock of R&R Food, Inc., a Texas corporation ("R&R"). R&R currently operates one Great Outdoors restaurant location in Arlington, Texas. R&R also has the exclusive franchise right to open two additional Great Outdoors stores in the Dallas-Fort Worth, Texas metroplex area.

     On October 27, 1999, Rhino entered into a letter of intent to acquire Executive Assistance, Inc., a Nevada corporation ("Executive Assistance"), which transaction closed on November 18, 1999. Executive Assistance is a firm engaged in the business of providing administrative functions to small businesses. The terms of the acquisition were based on a stock-for-stock exchange, whereby the Executive Assistance shareholders exchanged 100% of the outstanding stock (4,000,000 shares) of Executive

Assistance for 80,000 shares of the Company's common stock. This transaction made Executive Assistance a wholly-owned subsidiary of the Company.

     On November 24, 1999, the Company subscribed to 100% of the founder's stock in Eyesite.com, Inc., a Delaware corporation ("Eyesite" or "Eyesite.com") the Company incorporated in May of 1999, thus making Eyesite a wholly owned subsidiary of the Company. Eyesite's corporate headquarters are located at 2925 LBJ Freeway, Suite 188, Dallas, Texas. Subsequently, on December 29, 1999, Eyesite purchased all of the assets related to and including the registered web site www.eyesite.com from Dr. Gary Edwards. Eyesite is positioning itself to be a marketing and buying cooperative to champion the independent eye care professional and provide business-to-business and consumer e-commerce, as well as to provide information regarding LASIK vision correction.

     On December 17, 1999 Rhino acquired 50% of the outstanding stock of e-Data Alliance, Inc., a Texas corporation ("e-Data"). e-Data currently operates web hosting and off-site data storage. It also provides Web site design and database services. The servers operated by e-Data are located in premium telecommunications facilities located in Dallas.

     On December 17, 1999 Rhino sold its 50% ownership of R&R to Sarwin Family, LLC, a Texas Limited Liability Company, at the same price for which it was purchased (net cost of zero to the Company).

     Information regarding the Company's investments in fixed maturity investments is included in Note C to the Company's Consolidated Financial Statements. Additionally, the information regarding the Company's indebtedness is included in Note E to the Company's consolidated financial statements.

     It is the Company's intention to grow by developing business partnerships and making strategic acquisitions. As part of its ongoing corporate strategy, the Company will continue to seek acquisition opportunities which will complement its existing operations. The largest subsidiary of Rhino is its wholly-owned Eyesite.com, Inc., a Delaware corporation.

     Operating decisions for the various subsidiaries are made by the managers of the business entities. The Company's Board of Directors makes investment decisions and all other capital allocation decisions for the Company. Likewise, the respective subsidiaries' Board of Directors who make those decisions for their companies.
                               -2-

     The Company retained cash and investments at the holding company level of $152,730.99 at December 31, 1999. Total liabilities of Rhino at the same date were $3,935,485.73.

     The Company will report, as of the end of its 1998 tax year, aggregate consolidated net operating tax loss carry forwards ("NOLs") for Federal income tax purposes of approximately $242,167. These losses will expire over the course of the next 15 years unless utilized prior thereto. See Note B of the Notes to Consolidated Financial Statements.

Business of Issuer
------------------

     The Company is a holding company engaged in a number of diverse business activities. The Company's focus is to develop growth-oriented portfolio companies through a consolidation process in carefully selected industries. The Company utilizes a refined screening process to determine industries that are highly fragmented and support an overall trend towards consolidation.

     In each selected industry, the Company targets a company or companies to be acquired that will become the growth platform for their industry. The Company plans to pursue such a consolidation strategy by acquiring companies with revenues of $5 million or less and, through its management practices, endeavor to facilitate growth to $20 to $25 million in profitable gross revenue. The Company intends to use its current businesses as a base to acquire profitable companies in each of the targeted industries. The Company plans to then put into place management controls, systems and resources to enable the combination of these companies to realize substantially greater growth and profitability than they are able to achieve under current management.

     The Company's principal source of revenue and the focus of its business emphasis flows from business activities of its subsidiaries. Of those, only Eyesite and e-Data have material activity that requires identification and understanding.

Eyesite.com
-----------

     Eyesite intends to position itself to be the premier Internet "portal of choice" for all information, products and services related to vision correction and eye care. Eyesite plans to pursue this objective by responding to the exploding business opportunities immediately available through the Internet and through the latest technological advances in the $25 billion optical market (according to a 1998 Dain Rauscher Wessels research report) for eye care. By utilizing state-of-the-art technology, Eyesite intends to deliver the highest quality information, services and products in a cost effective and efficient manner and is determined to draw on the vast resources of the Internet to most effectively reach customers and eye care professionals. Eyesite intends to enhance its existing web site, www.eyesite.com, to enable easy storage and retrieval of eye care information and provide innovative and reasonably priced products and services to draw customers to its site. Eyesite aims to make its web site the place where people go for information, products and services in the vision correction and eye care field.

     The Eyesite web site will be the driving force of the enterprise, and its continuously expanding web presence will serve as the conduit for spreading of its information, products and services. Eyesite anticipates being the vital link that instantly connects eye care information and opportunities with consumers on a twenty-four hour basis, seven days a week.

     Market for Products or Services
     -------------------------------

     A vast portion of the nation's population requires eyeglasses or contact lenses to correct common refractive vision disorders, and over 97 million Americans purchased eyewear in 1998, according to Jobson Optica Group's U.S. Optical Industry Handbook 1999. These consumers, with a median age of approximately 35 years old, spent a total of approximately $16 billion during 1998 on eyeglasses, contact lenses and other corrective lenses. When professional services are included, estimates for the total eye care market in North America were approximately $36 billion. Consumers purchased retail optical goods through three main retail channels: (1) independent ophthalmologists, optometrists and opticians, which accounted for 63% of sales, (2) retail chains, which accounted for 35% of sales and (3) health maintenance organizations, which accounted for 2% of sales. These expenditures are made to treat the symptoms of what has become a fixable disorder. Companies in the optical industry are meeting rising demand with innovative new products. The innovations include advanced spectacle lens materials, high performance sun wear and eyeglass frames, contact lenses, pharmaceuticals that improve the treatment of eye diseases and refractive vision correction (RVC).

     While the optical market is growing an estimated 5% per annum, again according to Jobson Optica Group's U.S. Optical Industry Handbook 1999, the market for RVC (any procedure intended to correct the eyesight of nearsighted, farsighted, and astigmatic individuals) is booming, according to the Dain Rauscher Wessels Report. Laser vision correction (LVC) has established itself as the dominant procedure in this burgeoning RVC market. According to the October 1998 report from the Equity Capital Markets Group of Dain Rauscher Wessels, the LVC market is projected to expand at an average annual pace of 40%-50% (procedure volume) over the next several years, reaching an estimated $1.4 billion consumer market in 2000 and providing a revenue opportunity of $260 million. The "acceptability" of this procedure is expanding dramatically as prominent and highly recognizable personalities publicly talk about the tremendous beneficial impact of having their vision corrected through an LVC procedure.

     This increased consumer demand for refractive vision correction and expansion of services to meet that demand were noted as the primary reason for laser center operators raising millions of dollars in the past year to expand operations. Based on information from the Market Scope Report, a report on the U.S. Refractive Surgical Market and the Warburg Dillon Read report on the eye care industry, Eyesite understands that this cash infusion along with positive cash flows from profitable operations will feed a significant expansion in the number of laser centers and in corporate marketing efforts.

     The Internet has become an important alternative to traditional media, enabling millions of consumers to seek information, communicate with one another and execute commercial transactions electronically. The number of worldwide web users is expected to grow considerably over the next several years. The Internet is distinct from traditional media in that it offers 24 hours a day, 7 days a week, real-time access to dynamic and interactive content and instantaneous communication among users. These characteristics, combined with the fast growth of Internet users and usage, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target very specific demographic groups, measure the effectiveness of advertising campaigns and revise them in response to real-time feedback. Similarly, the Internet offers on-line merchants the ability to reach a vast audience and operate with lower costs and greater economies of scale, while offering consumers greater selections, lower prices and heightened convenience, compared to conventional retailing. The management team of Eyesite believes that all participants in the eye care industry will benefit from the Internet because of its unique attributes as an open, low-cost and flexible technology for the exchange of information and execution of electronic transactions.

     Portals such as AOL, Excite, The Go Network, Lycos, MSN, and Yahoo! have established themselves as leading pathways for a broad variety of information. Users are augmenting these portals with subject-specific vertical portals (example: drkoop.com for the healthcare industry), which are becoming a growing segment of the Internet. These vertical portals are using brand awareness driven by high quality topical content and significant market resources to establish them as destinations for highly concentrated groups of users.

     Health and medical information is one of the fastest growing areas of interest on the Internet. According to Cyber Dialogue, an industry research firm, during the 12-month period ended July 1998, approximately 17 million adults in the United States searched on-line for health and medical information, including eye care information. Cyber Dialogue estimates that approximately 70% of the persons searching for health and medical information on-line believe the Internet empowers them by providing them with information before and after they go to a doctor's office.

     Eyesite believes that establishing clear brand identity as a trusted source of on-line consumer eye care information and services, should provide a significant opportunity to capitalize on multiple revenue sources. These include direct-to-consumer advertising of the value of the laser vision correction procedure at an affordable price and e-commerce of all types of eyewear.

     Products, Sales and Marketing
     -----------------------------

     Eyesite has three principal thrusts for providing products and services, one or more of which may be pursued concurrently. In the first phase, Eyesite intends to rapidly expand and enhance its existing web site, www.eyesite.com, in the first quarter of 2000. The aim is to make this web site the premier Internet gateway for vision care information and for value shopping by consumers seeking eye care products and services through e-commerce on the World Wide Web. This soon-to-be all-inclusive, comprehensive web site will provide extensive and relevant information and services such as:

     o     eye diseases, disorders, injuries and their treatment;
     o     vision correction options;
     o     real-time optical-related news;
     o     frequently asked questions and answers section (FAQs);
     o     interactive chat support;
     o     a referral system for eye care professionals;
     o     on-line, real-time appointment setting;

     o on-line ability for a patient to retrieve prescriptions for eye glasses from his/her eye care professional;
     o opportunities to purchase quality eye care-related products and services on-line and at a reasonable cost;
     o opportunities for the independent eye care professional to realize an additional influx of patients via our web site on the Internet as a result of intense geographic cross-media marketing; and
     o opportunities for the independent eye care professional to take advantage of deeper discounts through the collective buying of a large co-operative.

     Second, Eyesite intends to recruit a select number of independent eye care professionals in each metropolitan area that it elects to enter to become Eyesite.com, Inc. licensees. While enabling each eye care professional to retain his/her independence, Eyesite intends to provide certain benefits, as outlined in the Marketing section below. These select eye care professionals will further facilitate the branding of the "Eyesite.com" name. Further, they will become an eye care professional of choice on the Eyesite.com web site.

     Additionally, Eyesite intends to establish laser centers that lead the market in providing affordable laser eye surgical procedures, without compromising quality of care. These vision correction laser procedures will be marketed with the intent to expand the availability to a greater segment of the population with an emphasis on "quality and value at an affordable price." Initially, these centers will be providing the highly successful, rapidly growing and increasingly accepted LASIK procedure. Since these centers will offer only these laser refractive surgical procedures, the surgeons will be some of the most experienced in the field, thus continuing to enhance the objective of quality of care. This exclusivity of service offered with below market pricing may potentially allow each center to generate excellent cash flow and profits for Eyesite. Additional patient options for corrective eye procedures will be examined for potential inclusion in the menu of future services to be provided.

     The eye care professional can be viewed as a key gatekeeper for refractive procedures. First Quarter 2000 will see Eyesite launch its effort to license a growing number of independent optometrist affiliates in each metropolitan area. These Eyesite.com optometrists will be encouraged to refer a growing number of candidates for these procedures to each laser center. Eyesite's aggressive cross-media marketing of its Web Site will cause the Internet to become a strong marketing tool for these laser centers.

     Eyesite will launch the campaign to market and provide laser vision correction in Dallas/Ft. Worth, Texas area. After successfully establishing the laser vision market in the Dallas/Ft. Worth area, the Company will expand its presence to numerous other metropolitan areas throughout the United States.

     Eyesite intends to employ a dynamic marketing and advertising plan to increase awareness of the web site address as well as the products and services it offers. It aims to utilize traditional advertising to include print, television and radio; banner swaps; listings with major Internet search engines; strategic alliances with leaders in the vision care industry; the use of the new electronic magazine format, e-zines; and referral partnerships to create a synergistic blend of influential tools to drive consumers to our web site.

     Eyesite intends to pursue three target audiences: (1) the consuming public; (2) the independent eye care professional; and
(3) vendors of vision related products. To the consumer, Eyesite intends to provide the capability to:

     o access information on any topic related to the eye and its care;
     o go on-line, ask an eye care question, and receive a response from a qualified eye care professional;
     o referrals for quality eye care refractive surgical procedures at more affordable prices;
     o search for an eye care professional in the consumer's geographical area;
     o set an appointment with an Eyesite.com affiliated eye care professional, in real-time, on-line from anywhere in the world;
     o order discounted quality vision and eye care related products and services 24 hours a day over the Internet, such as: prescription glasses and frames, contact lenses, sunglasses, eye exams, and eyeware accessories, all of which would be picked up at the nearest Eyesite.com independent eye care professional's location of the consumer's choosing;
     o participate in chat rooms regarding vision related concerns; and
     o access a bulletin board for job opportunities in the eye care industry.

     To the independent eye care professional, Eyesite intends to provide:

     o     brand identity as an Eyesite.com professional;
     o     intense geographic cross-media marketing;
     o     doctor listings;

     o     inexpensive web site hosting;
     o     e-mail;
     o     chat rooms;
     o     MIS assistance for improved profitability;
     o     patient referrals;
     o     appointment scheduling;
     o     product sales;
     o     better discounts on cost of goods sold;
     o     continuing education opportunities;
     o access to the bulletin board to advertise employment opportunities;
     o opportunities for co-management revenues from Lasik surgery; and
     o     retained independence.

     To vendors, Eyesite intends to provide links to vendor web sites and the opportunity to advertise vendor products and services.

     A relentless branding and marketing of the web site, www.eyesite.com, will continually focus on increasing the number, quality and value of visitors to the site. Eyesite intends to take full advantage of the powerful trend that more than 60% of the population of the United States requires eye glasses or contact lenses and that during 1998 more than 100 million consumers spent a total of some $16 billion on corrective vision products. Eyesite plans to move quickly to reap the benefits of the predicted expansion of the laser vision correction market at an average annual pace of 40%-50% over the next several years.

     Competition
     -----------

     Optical retail is a competitive and fragmented industry. Eyesite has a variety of competitors, including ophthalmologists and optometrists in private practice, traditional optical retail stores, including national optical chains such as Sunglass Hut, Pearle Vision Center, Sterling Optical, LensCrafters and National Vision Association and mass merchandisers such as Wal-Mart, Sam's and Costco. In addition, Eyesite intends to compete with non-traditional optical retailers, such as retailers, mail order catalogs, direct marketers such as 1-800 Contacts, and with other online web-based optical retailers such as Shades.com and EyeCity.com. Eyesite management recognizes that there will be many more online competitors in the future, as barriers to entry are minimal, and new competitors can launch competing websites at a relatively low cost.

     The Eyesite management team believes that the principal competitive factors it will have in its online market are brand recognition, product selection, convenience, price, accessibility, customer service, quality of search tools, quality of site content and reliability and speed of fulfillment.

     In the laser vision correction niche of Eyesite's industry, there is intense competition. Individual companies compete with other entities, including hospitals, individual ophthalmologists, other laser centers and certain manufacturers of excimer laser equipment, in offering laser vision correction. Laser centers compete on the basis of quality of service, reputation and price. The Company competes in two principal markets: the market for laser vision correction and the consumer market for vision correction.

     Within the consumer market for laser vision correction, Eysesite faces competition from other service providers. As market acceptance for laser vision correction continues to increase, competition within this market will grow. The market for laser vision correction is divided into three major segments: corporate-owned centers, surgeon-owned centers, and institution-owned centers. In the United States for the fourth quarter of calendar 1998, the corporate-owned segment accounted for the largest percentage of total procedure value with a 42% market share according to The Market Scope, an industry source. The surgeon-owned centers, which refer to ophthalmologists who have a laser and perform laser vision correction procedures, accounted for 39% of total procedures performed. The remaining 19% of laser vision correction procedures were performed at institution-owned centers, such as hospitals or universities.

     Although competitors in certain regions charge less for laser vision correction than Eyesite, the management team believes that the primary factors affecting competition in the laser vision correction market are quality of service, reputation, brand recognition and price, and that competitiveness is enhanced by a strong network of highly qualified doctors.

     In the laser vision correction arena, Eyesite competes in fragmented geographic markets. Eyesite's principal corporate competitors include: TLC, The Laser Centers, Laser Vision Centers, LCA-Vision, Clear Vision Laser Centers, Omega Health Systems and Icon Laser Centers. In each specific geographic market, Eyesite will also compete with local ophthalmologists and institutions.

     Current Status of Eyesite.com
     -----------------------------

     Eyesite is launching in February 2000 its campaign in the Dallas/Ft. Worth, Texas market to license independent eyecare professionals and to commence performing the Lasik procedure. Currently, Eyesite is in discussions with a number of independent optometrists, with one having signed on. Eyesite has also entered into an agreement with an opthalmologist to perform the Lasik procedure, as well as having made contractual arrangements with a laser center at which the procedures will be performed.

e-Data
------

     e-Data began operations in May, 1999. e-Data provides a wide range of hosting and enhanced Internet services that enable its customers to deploy and manage their web sites and network-based applications more effectively than internally developed solutions. Its hosting services store customers' web sites, software applications, and data on servers typically housed in their data center so that others on the Internet can access and interact with its customers' web sites and network-based applications. e-Data web hosting services provide a variety of hosting solutions to meet the needs of businesses of all sizes, as their web sites develop from low-end marketing brochures to more complex, interactive web sites and finally to applications integral to their businesses. e-Data's application hosting services provide its customers remote access to mission-critical software applications and data 24 hours a day, 7 days a week, 365 days a year.

     Market for Products or Services
     -------------------------------

     The Internet is experiencing significant growth and is emerging as a global medium for communications and commerce. International Data Corporation, or IDC, estimates that the number of Web users worldwide will increase from approximately 97.3 million at the end of 1998 to 319.8 million by the end of 2002, a 34.6% compounded annual growth rate. IDC also estimates that the number of Web users in the United States will increase from approximately 51.6 million at the end of 1998 to 135.9 million by the end of 2002, a 27.4% compounded annual growth rate. During this same period, the number of business web sites in the United States is projected by Forrester Research, Inc. to increase from approximately 650,000 in 1998 to approximately 2.6 million in 2002, a 41.1% compounded annual growth rate. This growth in the number of web users and number of web sites is being driven by a number of factors including:

     o the large and growing installed base of personal computers;
     o easier and less expensive alternatives for Internet access;
     o improvements in the speed, reliability and security of the Internet;
     o     commerce-enabling technologies;
     o     higher quality and more diverse content;
     o     an increase in the number of networked applications;
           and
     o the proliferation of broadband technologies that promise consumers faster, more convenient access to the Internet.

     The dramatic growth in usage combined with enhanced functionality and accessibility have made the Internet an increasingly attractive medium for businesses to:

     o     disseminate information;
     o     engage in e-commerce;
     o     build customer relationships;
     o     streamline and automate data-intensive processes; and
     o     communicate more efficiently with dispersed employees.

     In the last several years, businesses have emerged with operating models that are exclusively dependent on the Internet, while traditional businesses of all sizes are working quickly to establish a web presence. Many of these businesses establish their initial online presence with a simple, static brochure for marketing purposes. As they become more familiar with the Internet as a communications platform, an increasing number of businesses are implementing more complex, mission-critical applications on the Web including sales, customer service, customer acquisition and retention, employee communications and e-commerce between suppliers and business partners.

     According to Forrester Research, Inc., U.S. firms are now spending approximately 25% of their overall IT budgets on outsourcing services. These services include packaged application software implementation and support, customer support and network development and maintenance. Reasons for the growth in outsourcing include:

     o the desire of companies to focus on their core businesses;
     o the increased costs that businesses experience in developing and maintaining their networks and software applications;

     o the fast pace of technological change that shortens time to obsolescence and increases capital expenditures as companies attempt to capitalize on leading-edge technologies;
     o the challenges faced by companies in hiring, motivating and retaining qualified application engineers and IT employees;
     o the desire of companies to reduce deployment time and risk.

     Many businesses, both small and large, lack the resources and expertise to cost-effectively develop and continually enhance their web sites with evolving technologies while maintaining a network infrastructure that remains operational in the event of a hardware or software failure as well as supports increased bandwidth capability as their business grows. Small- to medium-sized businesses typically lack the IT resources, capital and scale to design their own web sites and install, maintain and monitor their own web servers and Internet connectivity. Large businesses typically require state-of-the-art facilities and networks that are monitored and managed on a 24x7 basis by experts in Internet technology and that can be upgraded and scaled to meet the needs of mission-critical Internet applications that may be integral to their businesses. As a result, e-Data believes enterprises of all sizes are seeking outsourcing arrangements to help:

     o     build effective web sites;
     o     improve their site's reliability and performance;
     o provide continuous monitoring of their Internet operations; and
     o     reduce costs.

     Businesses increasingly face competitive demands to automate business processes. This problem has been exacerbated by a shortage of IT professionals. Until recently, implementation of Internet applications required development of in-house software applications or the customization of existing packages. This made each implementation unique and costly. It also made implementation time frames and costs unpredictable. The management team of e-Data believes that businesses of all sizes have a significant need to outsource the hosting of Internet and other software applications to improve core business processes, reduce costs and enhance their global competitive position.

     Products, Sales and Marketing
     -----------------------------

     The management team of e-Data believes that a significant market opportunity exists for a nationally-recognized hosting solutions provider with the scale and expertise to offer a wide range of value-priced services to businesses of all sizes. They believe that e-Data can offer a full range of hosting services that enable businesses to deploy, use, expand and update their web sites and applications infrastructures more rapidly and cost-effectively than internally developed solutions. e-Data service offerings comprise three main areas: web hosting, application hosting and design/consulting.

      e-Data web hosting services include the following product offerings:

     o Virtual Hosting. Its virtual hosting solution provides web site hosting on a server that is owned, managed and housed by e-Data for multiple customers. This is an economical solution for customers with simple or moderately accessed sites.
     o Dedicated Hosting. Its dedicated hosting solution provides web site hosting on a server that is managed, housed and typically owned by e-Data for a single customer. Dedicated server web hosting enables a customer to host complex web sites and applications without the need to incur significant infrastructure and overhead costs. This solution provides greater server and network resources for e-Data customers than virtual hosting and allows them to configure their hardware to optimize site performance. Companies with increasing levels of complexity, traffic or reliance on their web sites may prefer dedicated hosting.
     o Co-located Hosting. Its co-located hosting solution provides web hosting services on servers that are owned by e-Data customers but which are managed and housed by e-Data. In general, the co-located servers are housed separately from e-Data shared and dedicated servers in its data centers which they monitor on a 24x7 basis and to which they allow customers limited access.
     o Application Hosting. Its application hosting solution, through which e-Data manages software applications for its customers, is designed to support its customers' Internet, intranet and extranet projects through a variety of service and support options.

     e-Data offers a range of application outsourcing services which provide its customers with the ability to capitalize on the latest Internet-enabled technologies while outsourcing information technology operations such as deployment strategies and maintenance and upgrades of software to a third party.

     e-Data provides consulting services to its customers for intranet, extranet and application hosting solutions, as well as for internal networking implementations and back-end web development projects.

     Competition
     -----------

     The market for web-hosting, data storage and web-design are all highly competitive. e-Data is relatively new in operating in these three areas and intends to expand its current customer base significantly in the coming months. As e-Data is a new venture, most of e-Data's competitors in these three areas have greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than e-Data does.

     Its current and prospective competitors generally may be divided into the following groups:

     o other Web hosting and Internet services companies such as AboveNet Communications, Inc., Exodus Communications, Inc., Frontier GlobalCenter, Globix Corporation and local and regional hosting providers;
     o national and regional Internet service providers such as Concentric Network Corporation, MindSpring Enterprises, Inc., UUNET Technologies, Inc., PSINet Inc. and Verio Inc.;
     o global telecommunications companies including AT&T Corp., British Telecommunications plc, Telecom Italia SpA and Nippon Telegraph and Telephone Corp.;
     o regional and local telecommunications companies, including the regional Bell operating companies such as Bell Atlantic Corporation and US West, Inc.;
     o companies that focus on application hosting such as USinternetworking, Inc. and IBM Global Services;
     o     multimedia hosting companies such as broadcast.com.

General Information of the Company
----------------------------------

     The Company has no trademarks, patents or other licenses that are material to the conduct of its business. Eyesite.com is in the process of registering its logo and name.

     Neither the Company nor its subsidiaries have material research and development expenses.

     The costs to the Company and its subsidiaries of complying with environmental regulations are not material.

     The Company currently employs approximately seven (7) full-time employees at the corporate level. The aggregate total of employees amongst the Company and its subsidiaries is approximately 19. None of the Company's employees are members of collective bargaining units. The Company believes its relationships with its employees is good.

Item 2.  Management's Discussion and Analysis

     This registration statement includes, without limitation, certain statements containing the words "believes," "anticipates," "estimates," "could," "plans to," and "predicts" and words of a similar nature, which constitute "forward-looking statements" meaning actual results could differ from projected or expected results. In particular, the statements herein regarding the Company's anticipated increased sales in the year 2000; the continuity of growth of the Company and its subsidiaries; the expected increase in wages and professional fees in the year 2000 and the percentage of increase thereof; the anticipated expansion of the Company's operations in the year 2000; the anticipated execution of a formal long term lease agreement for office space; the increase or reduction of goodwill; the anticipated increase in advertising expenses in the year 2000; the Company continuing to make loans to other businesses as a way to pursue business opportunities; the increase of interest expense in the year 2000; the growth of interest income in the year 2000; the possibility of extraordinary income in the year 2000; the anticipation that a significant portion of the loans made to other companies will be repaid in the year 2000; the anticipation that the Company will be able to secure additional long term debt financing or equity financing in 2000; the belief that the Company has the financial resources and commitments needed to meet business requirements in the foreseeable future; the anticipated significant growth of its operations in 2000; the assertion that such growth will in turn cause certain financial and operational areas of the Company to change; the expected increase in the number of employees of the Company; the assertion that such expansion of employees will also significantly increase the funds utilized to provide sufficient advertising & marketing, office space and equipment for the increased staff and growth of the Company; and the anticipation of the increase in expenditures for legal and accounting services to meet the Company's various compliance standards are all forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. The Company's actual results may differ significantly from management's expectations.

Results of Operations
---------------------

     The Company posted revenues of $24,174 for the year ended
1999 up from $0 in 1998. This increase was caused by the Company's acquisition and development of its subsidiaries, e-Data
Alliance, Inc. and Executive Assistance, Inc. The Company anticipates increased sales in 2000 as these and the Company's other subsidiaries' operations continue to grow.

     The Company's operating expenses increased by approximately 3400%, from $17,889 in 1998 to $624,363 in 1999. This dramatic increase in operating expenses was attributable to the Company's pursuit of business activity and acquisition candidates. Wages and professional fees grew from $0 in 1998 to $276,243 in 1999, as the Company increased staff to handle the marketing, management and technological demands of its increased business activity. The Company anticipates wages to continue to grow into 2000, but should not increase by this large of a percentage based on 1999's total wages. Additionally, the Company incurred office space costs associated with the growth, which increased this expense from $0 in 1998 to $45,334 in 1999. With the anticipated expansion of the Company's operations into 2000, management anticipates entering into a formal long-term lease arrangement which would increase rent expense. This increase was also caused by the amortization of Goodwill, $14,919, due to the acquisitions the Company made in 1999. In 2000, Goodwill will grow as a gross figure since the 2000 figures will reflect 12 months of amortized Goodwill. The Company also anticipates a significant increase in advertising expense in 2000. This is due to the Company's need to promote its subsidiaries and the amortization of the advertising credit the Company has with Money Business, Inc., a Texas corporation dba The Underground Shopper.

     Other Income/(Expense) went from ($12,500) in 1998 to $2,057 in 1999. The increase was caused by $61,915 of interest owed to the Company on loans it has made to other Companies and a $12,745 profit that was attributable to a non-recurring item. The Company's interest expense also increased from $12,500 in 1998 to $72,603 in 1999, an increase of 480%. The Company will continue to make loans to other companies as a way to pursue business opportunities. The increase in interest expense was caused by the Company incurring additional debt to finance operations and acquisitions. The Company anticipates that interest expense will continue to increase into 2000 as the Company continues to expand and grow its operations. Therefore, it is anticipated that interest income for the Company will continue to grow into 2000. It is possible that the Company will have other extraordinary income in 2000, but at this time management cannot predict the source of any potential extraordinary income.

Financial Condition
-------------------

     In 1999, the Company financed its operations through debt and sales of common stock. In March and April of 1999, the Company raised $68,599 through the sale of common stock. At year end, cash and cash equivalents were $399,844 as compared to $0 at December 31, 1998. The ratio of current assets to current liabilities was 2.7 to 1 at December 31, 1999, compared to $0 at December 31, 1998.

     Cash utilized by operating activities increased from $1,884 in 1998 to $737,370 in 1999. This was caused by the expansion of the Company's business activity. The majority of the cash utilized by operations was attributable to wages and rent.

     Investing activities consumed $2,081,988 during 1999, compared to $0 in 1998. Capital expenditures rose in 1999 from $0 in 1998 to $124,964 in 1999. These capital expenditures were investments in furniture, fixtures and equipment for the expansion of the Company and to accommodate possible future growth. Additionally in 1999, the Company made short-term loans bearing 8% to 10% interest to various companies totaling $1,959,254 which is an increase over 1998's total of $0. The Company anticipates that a significant portion of these loans will be repaid in 2000, thus providing a source of working capital for the Company.

     Financing activity provided the Company with $3,116,728 as of December 31, 1999 as compared to $0 in 1998. During 1999, the Company received approximately $3,049,374 of debt financing at interest rates ranging from 6% to 10%. This financing provided, in part, the funding for operations and investment activities. The Company anticipates that it will be able to secure additional long term debt financing or equity financing in 2000 to provide additional necessary working capital for operations.

     The Company believes that it has the financial resources and commitments needed to meet business requirements in the foreseeable future, including capital expenditures and working capital requirements. The Company anticipates significant growth of its operations in 2000. This growth will in turn cause certain financial and operational areas of the Company to change. The most significant change in operations will be the number of employees working for the Company. The Company currently has 7 full-time employees and out-sources most projects. In an effort to bring these projects "in-house" and based on the expansion, the Company anticipates having 35-50 full or part time employees by the end of 2000. This expansion will also significantly increase the funds utilized to provide sufficient advertising & marketing, office space and equipment for the increased staff and growth of the Company. Additionally, the Company will be required to increase its expenditures for legal and accounting services to meet its various compliance standards.

Year 2000 Compliance
--------------------

     Prior to January 1, 2000, it was widely believed that many computer systems used today would not be able to interpret data correctly after December 31, 1999, because such systems allow only two digits to indicate the year in a date. The Company and its subsidiaries have been engaged, both before December 31, 1999 and after January 1, 2000, in assessing this Year 2000 ("Y2K") issue as it relates to their businesses, including their electronic interactions with banks, vendors, customers and others. Even though the acute problems many anticipated relating to the Y2K challenge did not materialize in any significant way during the first month of 2000, this project, along with developing and implementing solutions to the Y2K issue, if any were to occur, is continuing. Management currently anticipates that the project will be substantially completed by March 1, 2000, and will not have a material impact on the Company's consolidated financial results or position.

     The Company's consolidated financial results could also be adversely affected if one or more of the companies in which it has material investments or will have material investments are materially adversely affected by the Y2K issue.

     Eyesite.com and Executive Assistance rely primarily on personal computers and popular contemporary business and operating system software that management believes are year 2000 compliant.

     R&R Foods also utilizes small personal computers and attendant readily available software to manage food operations and accounting functions. R&R Foods is also dependent on vendors for a continued, uninterrupted flow of operations. R&R Foods' management has identified those vendors material to its operations and is continuing to monitor the interaction between its operations and their delivery systems. Management believes that all hardware, software and third-party business associates that are material to its continued operations are year 2000 compliant.

     E-Data is highly dependent on electronic data processing, Internet and server technology and information systems in its operations. E-Data management believes that its hardware and operating system software are year 2000 compliant. E-Data has identified the third parties material to its operations. Management of E-Data is continuing to monitor and, in the case of certain material third parties, has been able to test its interface to the external systems of its third-party business associates and believes that they are year 2000 compliant. Management of E-Data believes that its electronic data processing and information systems will be year 2000 compliant. However, should any material system fail to correctly process information due to the recent century change, operations could be interrupted and this could have a material adverse effect on E-Data's results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company rents from The Strateia Group, Inc. on a month-to-month basis approximately 4,705 square feet of office space located at 2925 LBJ Freeway, Suite 188, Dallas, Texas 75234, for a monthly rental of $6,496 per month. This office space is utilized for the Company's corporate offices and is in good condition and adequate for the Company's current needs. There is currently unused space available in the suite for the addition of a few more employees. However, as the Company's corporate staff grows, the Company may relocate it offices to a space that better utilizes is square footage. At this time, the Company is not a party to any lease or other written agreement for the utilization of its office space.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information as of the date of filing this registration statement (unless otherwise noted), with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of    Name and Address       Amount & Nature     Percent of
Class       of Beneficial Owner    of Beneficial Owner  Class
---------------------------------------------------------------

Common      Robert W. Moehler         128,010<F1>       7.4%
            2925 LBJ Freeway
            Suite 188
            Dallas, Texas 75234

Common      David H. Young            28,290<F2>        1.6%
            2925 LBJ Freeway
            Suite 188
            Dallas, Texas 75234

Common      Daniel H. Weaver          214,747<F3>       12.4%
            2925 LBJ Freeway
            Suite 283
            Dallas, Texas 75234

Common      David H. Carl             116,230<F4>       6.7%
            2925 LBJ Freeway
            Suite 188
            Dallas, Texas 75234

Common      Emmerson Finance, Ltd.    225,000           13.0%
            c/o Belestra AG
            Beethovenstr, Switzerland

Common      The Strateia Group, Inc.  108,000<F5>       6.2%
            2925 LBJ Freeway
            Suite 188
            Dallas, Texas 75234
----------------------------------------------------------------
Officers and directors
as a group (4 persons)                487,277           28.2%
================================================================
---------------------

<F1> As of February 3, 2000, Mr. Moehler has current ownership of
103,020 shares, which total includes 60,000 shares held in the name of MFC Group, Inc., a corporation which is controlled by Mr.

Moehler. Mr. Moehler has options to purchase 250,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 4,165 shares and one final increment of 4,265 shares, expiring five years from the dates of vesting, none of which have been exercised. The above figure includes 24,990 shares, which represents Mr. Moehler's right to exercise the options which have vested (or will vest within the next 60 days).
<F2> As of February 1, 2000, Mr. Young has current ownership of
3,300 shares. Mr. Young has options to purchase 250,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 4,165 shares and one final increment of 4,265 shares, expiring five years from the dates of vesting, none of which have been exercised. The above figure includes 24,990 shares, which represents Mr. Young's right to exercise the options which have vested (or will vest within the next 60 days).
<F3> As of February 3, 2000, Mr. Weaver has current ownership of
202,267 shares, which total includes 14,000 shares held in an IRA. Mr. Weaver has options to purchase 125,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the dates of vesting, none of which have been exercised. The above figure includes 12,480 shares, which represents Mr. Weaver's right to exercise the options which have vested (or will vest within the next 60 days).
<F4>As of February 4, 2000, Mr. Carl has current ownership of
103,750 shares. Mr. Carl has options to purchase 125,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the date of vesting, none of which have been exercised. The above figure includes 12,480 shares, which represents Mr. Carl's right to exercise the options which have vested (or will vest within the next 60 days).
<F5>The Strateia Group, Inc., a Nevada corporation, is controlled by Joe H. Glover. Although Rhino shares office space with The Strateia Group, Inc., none of its officers and directors exercise any amount of control over The Strateia Group, Inc.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                       Age     Positions
---------------------------------------------------------------

Robert W. Moehler          35      Director and President
David H. Young             50      Director, Chief Operating
                                   Officer and Secretary
Daniel H. Weaver           49      Director, Executive Vice
                                   President of Finance and
                                   Treasurer
David H. Carl              51      Director
George W. Flinn*           51      Vice President of Human
                                   Resources
----------------
     *Although George W. Flinn holds the title of Vice President of Human Resources, he is not a board appointed officer of the Company.

     Robert W. Moehler, age 35, is President and Director of the Company. Mr. Moehler has been a director of the Company since October, 1999. In December of 1999, he was re-elected as a director for a one year term. He is also a director of the Company's wholly-owned subsidiary, Eyesite.com, Inc., a Delaware corporation. Mr. Moehler has significant experience with start-up companies and industry consolidations. Mr. Moehler received an M.B.A. degree in Management in 1996 from Amber University in Dallas, Texas. He also received a B.B.A. degree in Finance in 1992 and a B.S. degree in Business Control Systems in 1987 from the University of North Texas in Denton, Texas. From 1987-1989 he served as a Staff Auditor for Western Union Telegraph Company, Inc. From 1989-1992 he served in various capacities with The Thompson Group, Inc. and Dedicated Care Holdings, Inc.,a group of companies located in Dallas, Texas that were involved in providing long-term health care services, as well as numerous other medical-related services including therapy, lab and pharmacy. During his employment with these companies, he served as senior accountant from 1989-1990, controller from 1990-1991 and Treasurer from 1991-1992. Since 1992, Mr. Moehler has been self-employed, providing business consulting services as well as buying, selling and marketing sports memorabilia. Since November 1995, Mr. Moehler has served in varying capacities with MFC Group, Inc., a Nevada organized company that provides business consulting services. From January 1994 to January 1997, Mr.

Moehler served as Secretary and Treasurer of The Strateia Group, Inc., a business consulting firm located in Dallas that specializes in providing services to entrepreneurial businesses and start-ups. Since January 1997, Mr. Moehler has served as President of Memorabilia & Antiquities, Inc., a development stage company that sells and markets sports memorabilia, historical documents and ancient antiquities. From December 1997 to December 1998, Mr. Moehler was President of Enviro-Clean of America, Inc. (OTCBB: EVCL) and oversaw the financing efforts, acquisition plan and its obtaining public status. From December 1998 until his resignation in May, 1999, Mr. Moehler continued to serve as Secretary/Treasurer and a member of the Board of Directors of EVCL. Since January 1999, Mr. Moehler has served as President, Secretary, Treasurer and a director of Framing Systems, Inc., a majority owned subsidiary of the Company. He was named president of Rhino Enterprises Group, Inc. in October of 1999.

     David H. Young, age 50, is the Chief Operating Officer, Secretary and a Director of the Company. He has been a director of the Company since October of 1999. In December of 1999, Mr. Young was re-elected to the board for a one year term. Mr.
Young joined The Strateia Group, Inc. in August of 1998 as an industry specialist after retiring from the United States Marine Corps as a full colonel. During his tenure at The Strateia Group, Col. Young obtained training and experience in the public market, specifically in small public companies. His most recent effort with Enviro-Clean of America, Inc. (OTCBB: EVCL), assisted that corporation from the development stage to a company producing $5 million in gross revenues. While on active duty, Col. Young had numerous command positions, including the 31st Marine Expeditionary Unit and the 3rd Battalion, 6th Marines. Col. Young played a significant role as Officer in Charge of the Mobile Training Team Gold in Colombia, South America in creating counter drug units. Col. Young is a 1973 graduate of the United States Naval Academy and has an MA from the Naval War College and is a candidate for an MBA from Regis University.

     Daniel H. Weaver, CPA, age 49, is the Executive Vice President of Finance, Treasurer and a Director of the Company. He has been a director of the Company since February of 1999. In December of 1999, Mr. Weaver was re-elected to the board for a one year term. He received a Bachelor of Science from the United States Naval Academy in 1972 and a Master of Business Administration from George Washington University in 1978. After service in the U.S. Navy, Mr. Weaver worked for the U.S. House of Representatives in a staff position. He subsequently worked for the international accounting firm of Coopers & Lybrand and then served as the Treasurer and Chief Accounting Officer of a savings and loan association. From 1984 to 1997, he was an officer and shareholder in the accounting firm of Solana Kaufman & Weaver. He formed his own accounting firm, D.H. Weaver & Associates, in 1998. Mr. Weaver currently serves as a Director for Energy System Solutions, Inc. (ESUL), a public company traded on the OTC Bulletin Board.

     David H. Carl, age 51, is a Director of Rhino Enterprises Group, Inc. He was a director of the Company from March of 1995 to April of 1997 and has currently been a director of the Company since February of 1999. In December of 1999, Mr. Carl was re-elected to the board for a one year term. From February of 1999 to October of 1999, he served as President of the Company. He is the President of the Company's wholly-owned subsidiary, Eyesite.com, Inc., a Delaware corporation. Mr. Carl received a Bachelor of Science degree from the United States Naval Academy in 1972 and a Bachelor of Business degree from the University of Maryland in 1982. From 1972 to 1983, Mr. Carl was a Captain in the United States Marine Corps. After serving as general manager for several retail bookstores in Dallas, Texas from 1983 to 1985, Mr. Carl formed a financial partnership that began a consolidation of small retail bookstores, for which he served as the managing partner from 1986 to 1988. Subsequently, from 1989 to 1992, Mr. Carl was the operational partner for a real estate investment firm, Fidelity Group. From 1992 to present, Mr. Carl has owned The Bayside Group, Inc., a firm that consults with start-up and small businesses on operational matters. During this time, from 1993 to 1997, Mr. Carl started and provided operational oversight to a residential mortgage brokerage company, Community Home Mortgage, Inc. with locations in the Dallas/Ft. Worth area. Mr. Carl has been involved with several entrepreneurial, start-up companies for the last several years. He currently serves as a Director of Energy System Solutions, Inc, a public company traded on the OTC Bulletin Board (ESUL).

     George W. Flinn, age 51, is Vice President of Human Resources, a non-officer position of the Company. A former Marine Lieutenant Colonel, he received a Bachelor of Science Degree from the U. S. Naval Academy in 1971. He has extensive experience in the areas of leadership, management, operations, human resources, process improvement, and corporate communications. He served as an infantry officer from 1971-1991. Key responsibilities included: aide-de-camp to the Commandant of the Marine Corps from 1976-1979; Commanding Officer of Marine Recruiting Station in Cincinnati, Ohio from 1983-1986; and Commanding Officer of a 1500 man Battalion Landing Team during Operations Desert Storm/Desert Shield. After leaving the Marine Corps in December of 1991, he worked for eight years for Harris Chemical Group, a manufacturer of inorganic extractive minerals. His responsibilities were as Director of Human Resources, Director of Quality/Communications, and Director of Corporate Communications supporting 3500 employees at 31 sites on three continents. Lieutenant Colonel Flinn joined Rhino Enterprises in May of 1999.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation received by the Company's Presidents for the last three fiscal years. None of the other officers' compensation packages exceeded $100,000 per year.

                 SUMMARY COMPENSATION TABLE <F1>

                                                                    Long Term Compensation
                                     Annual Compensation                    Awards
                             ---------------------------------    ----------------------------
                                                                              Securities
Name and                                             Other        Restricted  Underlying
Principal                                            Annual       Stock       Options/
Position           Year       Salary      Bonus      Comp.        Awards      SARs
----------------------------------------------------------------------------------------------
Robert Moehler     1999<F2>   $15,152     $15,000    $2,200<F3>   -0-         250,000<F4>
President

David Carl         1999<F5>   -0-         $10,000    $4,000       $2,000      125,000<F6>
President

Gary Boone         1999<F7>   -0-          -0-       -0-          $1,000      -0-
President          1998       -0-          -0-       -0-
                   1997       $20,000      -0-       -0-


<F1> All columns which are inapplicable have been removed. All figures have been rounded to the nearest whole amount.
<F2> Mr. Moehler became president of the Company on October 26,
1999.
<F3> Mr. Moehler was paid $2,200 in total consulting fees during the month of April, 1999.
<F4> Mr. Moehler has options to purchase 250,000 shares of the
Company's common stock at $.25 per share, which vest monthly
(beginning November 1, 1999) in fifty-nine equal increments of 4,165 shares and one final increment of 4,265 shares, expiring five years from the dates of vesting, none of which have been exercised. Mr. Moehler will have the right to exercise 145,775 of the options within three years from the date of issuance.
<F5> Mr. Carl was president of the Company from February 15, 1999 until October 26, 1999, when Mr. Moehler was appointed as president.

                           -26-


<F6>Mr. Carl has options to purchase 125,000 shares
of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the date of vesting, none of which have been exercised. Mr. Carl will have the right to exercise 72,800 of the options within three years from the date of issuance.
<F7> Gary Boone was president of the Company from October 15,
1996 until February 15, 1999, when Mr. Carl was appointed as president.


OPTIONS/SAR GRANTS

                    Option/SAR Grants in Last Fiscal Year

                               Individual Grants
-----------------------------------------------------------------------------
          Number of        % of Total
          Securities       Options/SARs
          Underlying       Granted to
          Options/SARs     Employees in   Exercise or Base     Expiration
Name      Granted          Fiscal Year    Price                Date
-----------------------------------------------------------------------------

Moehler   250,000          33%            $.25                 Five Years<F1>
Carl      125,000          17%            $.25                 Five Years<F2>
Boone     -0-              n/a            n/a                  n/a

<F1>Mr. Moehler has options to purchase 250,000 shares of the
Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 4,165 shares and one final increment of 4,265 shares, expiring five years from the dates of vesting.
<F2>Mr. Carl has options to purchase 125,000 shares
of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the date of vesting.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END
OPTION/SAR VALUE TABLE

               Aggregated Option/SAR Exercises
         in Last Fiscal Year and FY-End Option/SAR Value

                                                     Number of
                                                     Securities        Value of
                                                     Underlying        Unexercised
                                                     Unexercised       In-the-Money
                                                     Options/SARs at   Options/SARs at
                                                     FY-End (#)        FY-End ($)
         Shares Acquired                             Exercisable/      Exercisable/
Name     on Exercise (#)   Value Realized ($)        Unexercisable     Unexercisable
---------------------------------------------------------------------------------------------
Moehler      -0-             -0-                     8,330/241,670     $34,361.25/$996,888.75

Carl         -0-             -0-                     4,160/120,840     $17,160/$498,465

Boone        -0-             -0-                     -0-               -0-


LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and, therefore, no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company has issued to Mr. Carl, a director of the Company, options to purchase 125,000 shares of the Company's common stock at $.25 per share, which vest monthly (beginning November 1, 1999) in fifty-nine equal increments of 2,080 shares and one final increment of 2,280 shares, expiring five years from the date of vesting. Although Mr. Carl held the position of President/CEO of the Company for a short period of time during the fiscal year end 1999, these options were granted to Mr. Carl for his role as a director of the Company.

     Other than the options granted to Mr. Carl, as stated above, no other director of the Company has received any compensation for the sole purpose of serving as a director. The Company does not, at this time, plan to pay compensation to other or future members of the Company's Board of Directors for the performance of their duties as directors, other than reimbursement of expenses incurred to attend board meetings. The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN
CONTROL ARRANGEMENTS

     On October 27, 1999, the Company executed an employment agreement with its President, Robert W. Moehler, for a three year term. The terms of the employment contract provide, among other things, that Mr. Moehler shall serve in the position of President, shall be entitled to minimum annual compensation of $84,000, shall receive benefits and life insurance as set forth in the agreement and shall receive options to purchase 250,000 shares of common stock at $.25 per share (vesting monthly). Further, in the event of a "change of control" of the Company, as defined in the employment agreement, the Company shall pay to Mr. Moehler an amount equal to the monthly portion of his minimum annual compensation multiplied by 36, which shall be paid to Mr. Moehler in one lump sum no later than 60 days after Mr. Moehler's termination of employment. The employment agreement with Mr. Moehler is included as Exhibit 10.0 to this registration statement on Form 10-SB.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In October of 1999, the Company entered into an employment agreement with Robert W. Moehler, President of the Company. Pursuant to the employment agreement, which is for a term of three years, Mr. Moehler will receive minimum annual compensation of $84,000 along with other benefits as set forth in the agreement. In addition, Mr. Moehler was granted options to purchase 250,000 shares of the Company's common stock at an exercise price of $.25 per share, which vest monthly over five years and expire five years from the dates of vesting.

     In October of 1999, the Company entered into an employment agreement with David H. Young, Chief Operating Officer of the Company. Pursuant to the employment agreement, which is for a term of three years, Mr. Young will receive minimum annual compensation of $75,000 along with other benefits as set forth in the agreement. In addition, Mr. Young was granted options to purchase 250,000 shares of the Company's common stock at an exercise price of $.25 per share, which vest monthly over five years and expire five years from the dates of vesting.

     In October of 1999, the Company issued to Daniel H. Weaver, an officer and a director, and to David H. Carl, a director, options to purchase 125,000 shares each of the Company's common stock, at an exercise price of $.25 per share, which vest monthly over five years and expire five years from the dates of vesting.

     In March of 1999, the Company issued to Daniel H. Weaver, a director only at the time, and David H. Carl, a director, 2,000,000 shares of common stock each, which were valued at the par value of $.001 per share. These shares were subsequently reverse split into 100,000 shares each. At the same time, the Company issued to Gary Boone, an officer and director at the time, 1,000,000 shares of common stock, which were valued at the par value of $.001 per share. These shares were subsequently reverse split into 50,000 shares. This stock compensation was awarded to these three individuals for their services rendered to the Company prior to its name change to Rhino Enterprises Group, Inc. and was not for compensation solely for serving as a director.

     The Company loaned approximately $350,000 to Memorabilia & Antiquities, Inc., a Nevada corporation which is partially owned and controlled by Robert Moehler, President of the Company. This loan was made upon the same terms as the loans made to other corporations and has since been repaid in full, together with stated interest.

     Robert Moehler, President of the Company, indirectly held 75% of the outstanding shares of Executive Assistance, Inc., a Nevada corporation, prior to Executive Assistance being acquired by the Company. Mr. Moehler abstained from the vote by the board of directors of the Company to approve this stock for stock transaction, in which he indirectly received 60,000 shares of the Company.

    On November 3, 1999, the Company issued to Daniel H. Weaver, an officer and director of the Company, 69,817 shares for accounting services rendered to the Company by his accounting practice, which services were valued at $28,625 or $.41 per share.

     The Company leases, on a month-to-month basis, its office space and some equipment from The Strateia Group, Inc., a 6.2% shareholder of the Company. The Strateia Group, Inc. owes approximately $118,000 to the Company. The Strateia Group, Inc. is owned and controlled by Joe H. Glover.

     On December 3, 1999, the Company paid to Daniel H. Weaver, an officer and director of the Company, $4,200 for the purchase of a 1990 Buick Electra Park Avenue. The Company utilized the web-site of Edmunds.com to get a fair market value, resale price based upon the year, mileage and general condition of the vehicle.

     On November 25, 1999, the Company paid to Memorabilia & Antiquities, Inc., a Nevada corporation partially owned and controlled by Robert W. Moehler, $8,050 for the purchase of a 1994 Chevrolet Blazer. The Company utilized the web-site of Edmunds.com to get a fair market value, resale price based upon the year, mileage and general condition of the vehicle.

     On November 22, 1999, the Company paid to Memorabilia & Antiquities, Inc., a Nevada corporation partially owned and controlled by Robert W. Moehler, $20,650 for the purchase of a 1996 Chevrolet Tahoe. The Company utilized the web-site of Edmunds.com to get a fair market value, resale price based upon the year, mileage and general condition of the vehicle.

     On November 29, 1999, the Company loaned to $5,000 to Daniel
H. Weaver at 6% interest per annum, which shall be repaid to the Company upon demand by the Company.

     Other than as described above, there have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

      The Company has no promoters other than its executive officers and directors. There have been no transactions which have benefitted or will benefit its executive officers and directors either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company is presently authorized to issue up to 20,000,000 shares of common stock, $.001 par value per share, and up to 5,000,000 shares of preferred stock, $.001 par value per share. No shareholder of the Company has a preemptive right to acquire the Company's unissued shares. There are no provisions, other than the articles of incorporation and by-laws of the Company and the Nevada Revised Statutes, that govern the voting of the Company's shares. The Company has not to date paid any dividends on its common stock or preferred stock. There are no provisions, other than as may be set forth in the Nevada Revised Statutes, that prohibit or limit the payment of dividends. There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer or prevent a change in control of the Company.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration Statement on Form 10-SB to maintain the eligibility requirements for its listing on the OTC Bulletin Board, which requires all listed companies to be registered with the Securities and Exchange Commission (the "SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and to be current in its required filings once so registered. Further, these eligibility requirements mandate that the Company obtains a "no further comment" position from the SEC with regard to this Registration Statement on Form 10-SB, prior to the Company's May 3, 2000 phase-in date. If the Company should fail, for any reason, to reach this position with the SEC, the Company's common stock will be removed from eligibility to trade on the OTC Bulletin Board, or delisted. Should this occur, the Company's common stock could only be able to trade via the Pink Sheets, if the Company is able to locate a market maker willing to make a market in its stock, until such time as it has been re-approved for trading on the OTC Bulletin Board or other exchange.

     The Company's common stock was originally approved for trading on the OTC Bulletin Board under the symbol "UNQF." When the Company's name changed to Rhino Enterprises Group, Inc. on April 30, 1999, its symbol changed to "RHNO," under which it currently trades. The range of high and low bid information for the Company's common stock for each quarter that it has traded within the last two fiscal years is set forth below.

     Quarter              High/Ask            Low/Bid
     --------------------------------------------------

     4th Quarter 1999     $5.50             $0.41
     3rd Quarter 1999     no trades         no trades
     2nd Quarter 1999     $0.50             $0.125
     1st Quarter 1999     no trades         no trades
     4th Quarter 1998     no trades         no trades
     3rd Quarter 1998     no trades         no trades
     2nd Quarter 1998     no trades         no trades
     1st Quarter 1998     no trades         no trades

     The above historical trading information was received from Prophet Financial Systems via American Online's historical quote function. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     There are currently options outstanding that allow the optionholders to purchase up to an aggregate of 977,500 shares of the Company's common stock at varying exercise prices, vesting dates and expiration dates. Please see Part II, Item 4, Recent Sales of Unregistered Securities, for a more detailed description of these options.

     The Company has not agreed to register any shares of its common stock for any shareholder. There are presently
646,594 shares of common stock which are restricted and which may, subject to eligibility, be sold in reliance upon Rule 144 of the Securities Act of 1933, as amended.

STOCKHOLDERS

     There are approximately 295 shareholders of record for the Company's common stock.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors or beneficial owners of five percent (5%) or more of the Company's outstanding securities is a party adverse to the Company, nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company used the same accountant for auditing of the Company's financial statements for the last two fiscal years and has not had any disagreements with said accountant.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On December 31, 1997, the Company issued an aggregate of 60,000 shares of common stock to one individual and his company based upon a conversion of an aggregate of $15,000 in convertible debentures of the Company's subsidiary at that time and $15,000 in loans to the Company. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

     On March 26, 1999, the Company issued to three of its officers and directors an aggregate of 5,000,000 shares of common stock, valued at the par value of $.001 per share, for services rendered to the corporation. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such stock was issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

     From March 26, 1999 to April 7, 1999, the Company sold an aggregate of 13,719,817 shares of its common stock to a total of 33 investors at a sales price of $.005 per share pursuant to an exemption from registration provided by Regulation D, Rule 504. In accordance with the terms of Rule 504 at the time of this offering, the Company was neither a reporting company, investment company nor a blank check company; the Company did not advertise for or generally solicit investors; and the Company did not raise more than $1,000,000. These securities were sold for cash. There were no underwriting discounts or commissions involved in the sale of these securities.

     In April of 1999, the Company issued an aggregate of 157,500 shares of common stock to an aggregate of seven individuals for conversion of an aggregate of $92,500 of convertible debentures in the Company's subsidiary at that time. The conversion rate was set forth in the convertible debenture. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

     The Company acquired 68% of the outstanding common stock of Framing Systems, Inc., a Nevada corporation, by issuing to the shareholders of Framing Systems one share of the Company's restricted common stock for each twenty-five shares of common stock of Framing Systems. Between the dates of May 17, 1999 and December 2, 1999, 44 shareholders of Framing Systems exchanged an aggregate of 6,894,000 shares of Framing Systems' common stock for 275,760 shares of the Company's common stock. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(G) of the Texas Securities Act, as such stock was only issued pursuant to and in connection with a merger, consolidation or sale of corporate stock or assets from the Company to another corporation or the securities holders of such target corporation.

     On August 20, 1999, the Company approved the issuance of 1,000 shares of common stock of the Company, valued at $0.1875 per share to an employee of the Company as a bonus for administrative services rendered to the Company. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such stock was issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

     On August 20, 1999, three individuals who had made loans to the Company, converted their loans to an aggregate of 10,250 shares of common stock of the Company. The conversion price of $.50 per share (pre 1 for 20 reverse stock split) was set forth in the original loan documents executed by each individual. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

     On October 27, 1999, the Company issued options to purchase an aggregate of 950,000 shares of common stock to officers, directors and other employees of the Company. On an aggregate basis, these options vest in 59 equal monthly increments of 15,820 shares on the first day of each month beginning in November of 1999 and ending with September of 2004 and one final monthly increment of 16,620 shares on the first day of October of 2004. These options expire five years from the dates of vesting and the exercise price is $.25 per share. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such options were issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

     Between November 1, 1999 and November 19, 1999, four individuals who had made loans to the Company converted their loans to an aggregate of 8,000 shares of common stock of the Company. The conversion price of $.50 per share (pre 1 for 20 reverse stock split) was set forth in the original loan documents executed by each individual. These securities were issued in reliance upon both Section 4(2) of the Securities Act of 1933, as amended and Article 581-5(B) of the Texas Securities Act, as such stock was issued in the ordinary course of business to liquidate a bonafide debt.

     On November 3, 1999, the Company approved the issuance to one of its officers/directors, 69,817 shares for accounting services rendered to the Company by this individual's accounting practice, which services were valued at $28,625 or $.41 per share. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such stock was issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

     The Company acquired 100% of the outstanding common stock of Executive Assistance, Inc., a Nevada corporation, by issuing to the shareholders of Executive Assistance, one share of the Company's restricted common stock for each fifty shares of common stock of Executive Assistance. On November 17, 1999, 3 shareholders of Executive Assistance exchanged an aggregate of 4,000,000 shares of Executive Assistance's common stock for 80,000 shares of the Company's common stock. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(G) of the Texas Securities Act, as such stock was only issued pursuant to and in connection with a merger, consolidation or sale of corporate stock or assets from the Company to another corporation or the securities holders of such target corporation.

     On November 17, 1999, the Company issued to an employee of its subsidiary, Executive Assistance, options to purchase a total of 2,500 shares of common stock. These options vest in 59 equal monthly increments of 41 shares on the first day of each month beginning in December of 1999 and ending with October of 2004 and one final monthly increment of 81 shares on the first day of November of 2004. These options expire five years from the dates of vesting and the exercise price is $.50 per share. These securities were issued in reliance on both Section 4(2) of the Securities Act of 1933, as amended, and Article 581-5(I) of the Texas Securities Act, as such options were issued to Texas residents under a stock purchase program for the benefit of employees and directors of the Company.

     On December 1, 1999, the Company issued to one individual, options to purchase up to 25,000 shares of common stock of the Company at $5.00 per share, for an aggregate of $125,000, expiring on December 1, 2001. These securities were issued in reliance on Section 4(2) of the Securities Act of 1933, as amended, as such options were issued to an accredited investor in an isolated transaction.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Officers and directors of the Company may be indemnified by the Company for any liability incurred by them while acting within the scope of their respective duties as officers and directors of the Company, except for acts of intentional misconduct. As of the date hereof, the Company has no contracts in effect providing any indemnity with any specific rights of indemnification, although the Company's by-laws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnity with specific rights of indemnification in addition to the rights provided in the Company's articles of incorporation and by-laws to the fullest extent provided under Nevada law. The Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, and is unenforceable. The Company has no special insurance against liability of its directors and officers, although the Company's by-laws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.


                            PART F/S

     The Company's audited financial statements for the years ended December 31, 1998 and 1997 and the Company's unaudited financial statements for the 12 months ended December 31, 1999 and required by this Part F/S are included herein.

     The unaudited, consolidated financial statements presented herein may not include all of the information and note disclosures required by generally accepted accounting principles. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 1998 and 1997. The accompanying financial statements for the year ended December 31, 1999 have not been examined by independent accountants in accordance with generally accepted auditing standards, but in the opinion of management such financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position and results of operations.

                 RHINO ENTERPRISES GROUP, INC.
                       AND SUBSIDIARIES

               CONSOLIDATED FINANCIAL STATEMENTS

                   DECEMBER 31, 1999 AND 1998

        RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEET
                  DECEMBER 31, 1999 AND 1998


                                        1999          1998
                                    ------------   -----------

ASSETS

Cash on hand and in banks                297,370             0

Accounts receivable                       47,474             0

Notes receivable                       1,968,254             0

Inventory of products held for resale          0             0

Prepaid expenses and deposits             55,000             0

Property, plant and equipment            136,052             0

Less -- accumulated depreciation         (28,935)            0

Intanglible assets, including goodwill   953,261        96,521

Less -- accumulated amortization         (14,920)      (54,007)
                                      ----------       -------

Total Assets                           3,413,556        42,514
                                      ==========       =======



See Notes to Consolidated Financial Statements.

        RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
                  CONSOLIDATED BALANCE SHEET
                  DECEMBER 31, 1999 AND 1998


                                        1999          1998
                                    ------------   -----------

LIABILITIES AND EQUITY

Accounts payable                         126,253        89,684

Accrued expenses                          19,835        43,896

Marketing Obligation                     800,000             0

Notes payable                          2,918,538       267,264

10% convertible debentures                     0       288,852
                                      ----------      --------

       Total Liabilities               3,864,626       689,696
                                      ----------      --------

Common stock                               1,576         4,269

Paid in capital                        1,553,945     1,196,745

Accumulated other comprehensive income         0             0

Minority interests                         3,653             0

Accumulated deficit                   (2,010,244)   (1,848,196)
                                      ----------    ----------

       Total Stockholders' Equity       (451,070)     (647,182)
                                      ----------    ----------
Total Liabilities and
      Stockholders' Equity             3,413,556        42,514
                                      ==========    ==========


See Notes to Consolidated Financial Statements.

         RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF INCOME
         FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                        1999          1998
                                    ------------   -----------

REVENUES                                  24,174             0

COST OF SALES                                  0             0
                                        --------       -------

GROSS PROFIT (LOSS)                       24,174             0

GENERAL AND ADMINISTRATIVE EXPENSES      648,537        17,889
                                        --------       -------

LOSS  FROM OPERATIONS                   (624,363)      (17,889)

OTHER INCOME (EXPENSE)
  Interest income                         61,915             0
  Other income                            12,745             0
  Interest expense                       (72,603)      (12,500)
                                        --------       -------

TOTAL OTHER INCOME (EXPENSE)               2,057       (12,500)
                                        --------       -------

LOSS BEFORE INCOME TAX                  (622,306)      (30,389)

LESS MINORITY INCOME (EXPENSE)             3,144             0
                                        --------       -------

PROVISION FOR INCOME TAX                       0             0
                                        --------       -------

NET LOSS and COMPREHENSIVE LOSS         (619,162)      (30,389)
                                        ========       =======

See Notes to Consolidated Financial Statements.

         RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
         FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                     |  COMMON    PAID IN    ACCUMULATED   MINORITY   TOTAL
                                              SHARES |   STOCK    CAPITAL      DEFICIT     INTEREST   EQUITY
                                           --------- | -------   ---------   -----------   --------  --------
BALANCE, January 1, 1998                    4,269,528|   4,269   1,196,745    (1,817,807)         0  (616,793)
                                                     |
                                                     |
Net loss -- 1998 operations                          |                          (30,389)              (30,389)
                                            ---------|   ------   ---------  ----------      ------  --------
BALANCE, December 31, 1998                  4,269,528|    4,269   1,196,745  (1,848,196)          0  (647,182)
                                            =========    ======   =========  ==========      ======  ========





See Notes to Consolidated Financial Statements.

         RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
         FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                      | COMMON    PAID IN    ACCUMULATED   MINORITY    TOTAL
                                             SHARES   | STOCK     CAPITAL      DEFICIT     INTEREST   EQUITY
                                             ---------|--------   ---------   -----------  --------  --------
BALANCE, January 1, 1999                    4,269,528 |   4,269   1,196,745   (1,848,196)         0  (647,182)
                                                      |
504 Offering                               13,719,817 |  13,720      53,635                            67,355
                                                      |
Shares issued for services                  5,070,817 |   5,071      28,742                            33,813
                                                      |
Shares issued to pay off loans                 17,750 |      18     177,482                           177,500
                                                      |
Converted debentures                          123,900 |     124        (124)                                0
                                                      |
Shares issued to purchase entities            343,360 |     343     105,496                           105,839
                                                      |
Cost of equity                                        |             (30,000)                          (30,000)
                                                      |
Spin off subsidiary (Unique Ideas, Inc)               |                         457,114               457,114
                                                      |
Reverse stock split (1 for 20)            (21,968,596)| (21,969)     21,969                                 0
                                                      |
Net loss -- 1999 operations                           |                        (619,162)             (619,162)
                                                      |
Minority interests                                    |                                       3,653     3,653
                                          ----------- | -------   ---------  ----------      ------  --------
BALANCE, December 31, 1999                  1,576,576 |   1,576   1,553,945  (2,010,244)      3,653  (451,070)
                                          ===========   =======   =========  ==========      ======  ========







See Notes to Consolidated Financial Statements.

         RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                           1999           1998
                                      ------------   -----------

CASH USED BY OPERATING ACTIVITIES
  Net Loss                                (619,162)      (30,389)
  Adjustments to reconcile net loss
    to cash used
      Depreciation and amortization         42,403         6,302
      Minority interest in income           (3,143)            0
      Stock issued for services             33,813             0
      Changes in working capital          (191,281)       22,203
                                        ----------       -------
  Cash Used By Operating Activities       (737,370)       (1,884)
                                        ----------       -------

CASH USED IN INVESTING ACTIVITIES
  Purchase property and equipment         (124,964)            0
  Purchase website                          (8,333)            0
  Purchase of subsidary                     10,563             0
  Loans to other entities               (1,959,254)            0
                                        ----------       -------
  Cash Used by Investing Activities     (2,081,988)            0
                                        ----------       -------

CASH PROVIDED BY FINANCING ACTIVITIES
  Issue notes                            3,049,374             0
  Repay notes                                    0             0
  Issue common stock for cash               67,354             0
                                        ----------       -------
  Cash Provided by Financing Activities  3,116,728             0
                                        ----------       -------

NET INCREASE (DECREASE) IN CASH            297,370        (1,884)

CASH, beginning of year                          0         1,884
                                        ----------       -------
CASH, end of year                          297,370             0
                                        ==========       =======

See Notes to Consolidated Financial Statements.

        RHINO ENTERPRISES GROUP, INC. AND SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1999 and 1998

  NOTE A -- NATURE OF OPERATIONS

  Rhino Enterprises Group, Inc. was formerly known as Unique Fashions, Inc. (a Nevada C corporation). The company invests in start-up companies and provides management and consulting services related to operations and capital structures.

  Unique Fashions, Inc. was organized on March 3, 1995 to acquire Unique Ideas, Inc. (a Texas C corporation). The acquisition transaction was consummated on May 1, 1995, with an exchange of one share of the Company's common stock for each share of Unique Ideas, Inc.'s outstanding common stock. The transaction was accounted for as a purchase, effective May 1, 1995. During 1998, the only activities involved negotiating pay-off settlements with trade payable vendors, collecting outstanding receivables, and disposing of assets.

  Unique Ideas, Inc. was incorporated August 17, 1993, as Unique Products, Inc. for the purpose of acquiring the assets and assuming the liabilities of Doodle Art Wear, a Texas general partnership. The purchase price for the partnership was allocated to the acquired assets and liabilities. Intangible assets amounting to $50,223 related to the design, manufacturing process, and product marketing strategies for children's outerwear and related accessories were identified and amortized on a straight-line basis over a period of five years. Unique Ideas, Inc. accounted for the acquisition transaction as a purchase effective August 17, 1993. By the end of 1996, operations had ceased and on March 25, 1999, all of the outstanding common shares (675,266) owned by Unique Fashions, Inc. were distributed pro rata to shareholders as a spin-off transaction.

  On May 13, 1999, the Board of Directors approved the purchase of 100% of the outstanding shares of Framing Systems, Inc. (a Nevada C corporation) for 405,160 restricted common shares. Framing Systems, Inc. provides wholesale framing services on a sub-contract basis. As of December 31, 1999, only 68.06 percent of the shares held by Framing Systems shareholders had been surrendered for Rhino Enterprises Group, Inc. shares.

  On October 31, 1999, the Board of Directors approved the formation of a wholly-owned subsidiary, Eyesite.Com, Inc., (a Delaware C corporation). Eyesite.Com, Inc. provides vision care information to consumers and provides customers to eye care professionals through the use of the Internet.

         RHINO ENTERPRISES GROUP, INC. and SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1999 and 1998


  NOTE A -- NATURE OF OPERATIONS (continued)

  On November 11, 1999, the Board of Directors approved the purchase of 100% of the outstanding shares of Executive Assistance, Inc. (a Nevada C corporation) for 80,000 shares of restricted common stock. Executive Assistance, Inc. provides various forms of administrative services to small businesses.

  On December 17, 1999, the Board of Directors approved the purchase of 50 percent of the outstanding shares of E-Data Alliance Corp, Inc., (a Texas C corporation) for $1,000,000. The purchase price consists of the assumption of a $200,000 note payable from E-Data Alliance, Inc. to Digital Information & Virtual Access, Inc. and an assignment of an $800,000 marketing obligation with Digital Information & Virtual Access, Inc. E-Data Alliance, Inc. provides Internet web hosting and e-commerce services.

  NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation -- These consolidated financial statements contain the accounts of Rhino Enterprises Group, Inc. and its subsidiaries, Eyesite.Com, Inc., Executive Assistance, Inc., E-Data Alliance, Inc., and Framing Systems, Inc. The accounts of Eyesite.Com, Inc. and Executive Assistance, Inc. are included at 100 percent, E-Data Alliance is included at 50 percent and Framing Systems, Inc. at 68.06 percent. All significant intercompany transactions and balances have been eliminated in consolidation.

  Property, Plant and Equipment -- All fixed and depreciable assets were carried at cost. Depreciation of property, plant, and equipment was provided using the straight-line method over the expected useful life of the assets.

  Allowance for Uncollectible Receivables -- Management believes that a reserve for uncollectible accounts is not necessary at December 31, 1998 and 1999.

  Accounting Estimates -- The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

          RHINO ENTERPRISES GROUP, INC. and SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1999 and 1998


  NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  (continued)

  Income Tax Accounting -- Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due, plus deferred taxes. Deferred tax assets or liabilities are recognized for temporary differences between the tax basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent future tax return consequences of those temporary differences. At December 31, 1999 and 1998, there were no deferred tax assets or liabilities.

  Management estimates that there will be a tax basis net operating loss carryforward of approximately $851,000 which will expire starting in 2010. A deferred tax asset has not been recognized for this tax net operating loss, since management believes that it is not more likely than not that this tax benefit will ever be realized.

  NOTE C -- NOTES RECEIVABLE

  At various times during 1999, the Company has made loans to affiliates and companies with which it is contemplating a strategic and/or investment relationship. These loans vary in interest rates from 8 to 10 percent with maturities ranging from 30 days to 180 days. The balance outstanding at December 31, 1999 was $1,968,254.

  NOTE D -- CONVERTIBLE DEBENTURES

  At various times during 1995 and 1996, Unique Ideas, Inc. raised $1,379,916 of working capital by issuing short-term convertible promissory notes bearing interest at 10%. These notes were originally expected to be repaid within six months of issue. But, due to continuing cash constraints, no repayments were ever made. The principal amount (not including interest) of the notes is convertible into shares of common stock at exchange rates ranging from $0.10 to $1.00 per share. As of December 31, 1998, $1,091,064 of debentures had been converted to common stock.

         RHINO ENTERPRISES GROUP, INC. and SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1999 and 1998

  NOTE D -- CONVERTIBLE DEBENTURES (continued)

  During 1999 and prior to the spin-off transaction discussed in Note A above, an additional $87,349 of debentures had been turned in for conversion, which resulted in issuance of 123,900 shares of stock. Subsequent to the spin-off transaction, the Board of Directors approved an extension of time for debenture holders to convert their instruments into common shares of the Company. At December 31, 1999, there were 30 holders in the amount of $196,352 still outstanding, which could ultimately result in the issuance of 19,635 shares.

  NOTE E -- INDEBTEDNESS

  Parent Company has the following outstanding indebtedness at December 31, 1999 and 1998:

                                               1999         1998

  Note payable to Digital Information
  & Virtual Access, Inc., 6% interest,
  unsecured, unpaid accrued interest
  at December 31, 1999 is $60,164          $ 1,118,538     $         -0-

  Note payable to an individual, 50%
  interest, past due, unsecured                    -0-            25,000

  Notes payable to five individuals,
  non-interest bearing, past due,
  unsecured                                        -0-           152,500

  Notes payable to Net.Return, 10%
  interest, unsecured                        1,800,000               -0-
                                            ----------      ------------

       Total for Rhino Enterprises
       Group, Inc                            2,918,538           177,500
                                   ----------   ------------

         RHINO ENTERPRISES GROUP, INC. and SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1999and 1998

  NOTE E -- INDEBTEDNESS (continued)

  Indebtedness of the Subsidiary Companies at December 31,
  1999 and 1998 consisted of the following:

                                               1999            1998

  Note payable to Capital Funding &
  Consulting Group, 11% interest,
  past due, unsecured, unpaid accrued
  interest at December 31, 1998 is
  $12,131.                                         -0-            30,000

  Note payable to an individual, 9%
  interest, past due, unsecured,
  unpaid and accrued interest at
  December 31, 1998 is $9,024                      -0-            36,799

  Notes payable to six individuals,
  various rates of interest, past
  due, unsecured                                   -0-            22,965
                                                            ------------

       Total for Unique Ideas, Inc                 -0-            89,764
                                           -----------      ------------

  Total Consolidated Indebtedness          $ 2,918,538      $    267,264
                                           ===========      ============

  On June 15, 1999, the Board of Directors approved the conversion of the outstanding loans of $177,500 into restricted stock at $.50 per share. Taking into account the 1 for 20 reverse split discussed below, the new conversion rate is $10.00 per share of restricted common stock, for a maximum issuance of 17,750 shares.

  NOTE F -- COMMON STOCK

  The Company has 25,000,000 of authorized shares of common stock at a par value of $0.001 per share.

  On March 30, 1999, the Company authorized a securities offering of 15,000,000 shares of common stock at an offering price of $.005 per share, on a best efforts basis pursuant to an exemption from registration with the Securities and Exchange Commission provided by Rule 504 of Regulation D and
  Section 3(b) of the Securities Act of 1933, and pursuant to exemptions from registration under the various states in which the securities will be offered as deemed appropriate by the Board of Directors and offered under the terms and conditions set forth in the offering memorandum or offering circular. Funds of $67,355 were raised from this offering and 13,719,817 share were issued.

        RHINO ENTERPRISES GROUP, INC. and SUBSIDIARIES
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1999 and 1998


  NOTE F -- COMMON STOCK (continued)

  On April 16, 1999, the Board of Directors and Shareholders authorized a 1 for 20 reverse split, which reduced the authorized common shares to 1,250,000. Par value was not modified. Simultaneously, the Board of Directors and Shareholders increased the authorized common stock to 20,000,000 at $.001 par value and 5,000,000 preferred shares at $.001 par value. Dividends, convertibility and other special preferences will be determined at the discretion of the Board of Directors.

  NOTE G -- COMMITMENTS

  The Company operates out of leased facilities under the terms of short-term rental agreements, which are not in writing. Rent expense was $45,344 and $0 for 1999 and 1998 respectively.

  The Company has employment agreements with its president and chief operating officer which provided, among other things, for the payment of a base salary, car allowance, life insurance, and options to purchase 250,000 shares of common stock at $.25 per share. The options vest monthly for a period of 5 years.

  Certain other key employees were granted options to purchase
  125,000 shares of common stock at $.25 per share which vest monthly over the next 5 years.

  NOTE H -- NON-CASH INVESTING AND FINANCING TRANSACTIONS

                                                    1999        1998

  Debentures converted to common stock         $    87,400   $      -0-

  Notes payable converted to common stock          177,000          -0-

  Interest expense                                  60,164          -0-

  Taxes based on income paid                           -0-          -0-

  Acquisition of Goodwill which is being
  amortized over 15 years:
       Executive Assistance, Inc.                   39,555          -0-
       E-Data Alliance, Inc.                       795,000          -0-
       Framing Systems, Inc.                        60,629          -0-
                                                ----------    ---------
            Total Goodwill                      $  895,184    $     -0-
                                                ==========    =========

         RHINO ENTERPRISES GROUP, INC. and SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   DECEMBER 31, 1999 and 1998

  NOTE I -- CONTINGENT LIABILITY

  One of the Company's stockholders is an attorney who has provided various forms of legal services over the past four years. The unbilled amount for services rendered is approximately $40,000 as of December 31, 1999. Management expects to negotiate a settlement with this stockholder to satisfy this contingent obligation by issuing shares of the Company's stock.

  On November 29, 1999, the Board of Directors approved the buy-back of up to 200,000 shares of the Company's common shares for a price not to exceed $5 per share for a period of 180 days from the date the Company issues a press release to announce such a buy-back. The Company will set aside $1,000,000 of working capital to finance any stock repurchases.

                      UNIQUE FASHIONS, INC.
                          AND SUBSIDIARY

                 CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1997 AND 1998

                       INDEPENDENT AUDITOR'S REPORT




  To the Shareholders and Board of Directors
  UNIQUE FASHIONS, INC.  and  SUBSIDIARY

  We have audited the accompanying consolidated balance sheets of UNIQUE FASHIONS, INC. and SUBSIDIARY as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UNIQUE FASHIONS, INC. and SUBSIDIARY as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

  /s/ M. C. Hunter & Associates
  March 19, 1999

  UNIQUE FASHIONS, INC. AND SUBSIDIARY
  CONSOLIDATED BALANCE SHEET
  DECEMBER 31, 1997 AND 1998
                                         1997            1998
                                       -------         --------
  ASSETS

  Cash on hand and in banks              1,884               0

  Accounts receivable                        0               0

  Inventory of products held
  for resale                                 0               0

  Prepaid expenses and deposits            188               0

  Property, plant and equipment              0               0

  Less -- accumulated depreciation           0               0

  Intanglible assets, including
     goodwill                           96,521          96,521

  Less -- accumulated amortization     (47,705)        (54,007)
                                      --------       ---------

  Total Assets                          50,888          42,514
                                      ========       =========

  See Notes to Consolidated Financial Statements

  UNIQUE FASHIONS, INC. AND SUBSIDIARY
  CONSOLIDATED BALANCE SHEET
  DECEMBER 31, 1997 AND 1998


                                      1997             1998
                                 ---------        ----------
         LIABILITIES AND EQUITY

  Accounts payable                  89,684            89,684

  Accrued expenses                  21,881            43,896
  Notes payable                    267,264           267,264

  10% convertible debentures       288,852           288,852
                                ----------        ----------
  Total Liabilities                667,681           689,696
                                ----------        ----------

  Common stock                       4,269             4,269

  Paid in capital                1,196,745         1,196,745

  Accumulated other
    comprehensive income                 0                 0

  Accumulated deficit           (1,817,807)       (1,848,196)
                                ----------        ----------
      Total Stockholders' Equity  (616,793)         (647,182)
                                ----------        ----------

    Total Liabilities and
     Stockholders' Equity           50,888            42,514
                               ===========        ==========

  See Notes to Consolidated Financial Statements

  UNIQUE FASHIONS, INC. AND SUBSIDIARY
  CONSOLIDATED STATEMENT OF INCOME
  FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


                                    1997              1998
                                -----------       -----------

  REVENUES                              0                 0

  COST OF SALES                         0                 0
                              -----------       -----------
  GROSS PROFIT (LOSS)                   0                 0

  GENERAL AND ADMINISTRATIVE
    EXPENSES                      180,944            17,889
                              -----------       -----------
  LOSS FROM OPERATIONS           (180,944)          (17,889)
                              -----------       -----------
  OTHER INCOME (EXPENSE)
       Interest income                  0                 0
       Interest expense           (12,500)          (12,500)
       Loss on disposition of
        assets                   (212,672)                0
       Other                      (34,473)                0
                             ------------      ------------
  TOTAL OTHER INCOME (EXPENSE)   (259,645)          (12,500)
                             ------------      ------------

  LOSS BEFORE INCOME TAX         (440,589)          (30,389)

  PROVISION FOR INCOME TAX              0                 0
                             ------------      ------------
  NET LOSS and COMPREHENSIVE
    LOSS                         (440,589)          (30,389)
                             ============      ============

  See Notes to Consolidated Financial Statements

  UNIQUE FASHIONS, INC. AND SUBSIDIARY
  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998


                                |        COMMON       PAID IN    ACCUMULATED   TOTAL
                       SHARES   |         STOCK       CAPITAL      DEFICIT     EQUITY
                    ---------   |        -------      -------     ---------    ----------
                                |
  BALANCE,                      |
  January 1, 1997               |
                                |
                    4,093,528   |          4,093    1,155,321    (1,377,218)   (217,804)
                                |
  Converted debentures          |
                       60,000   |             60       29,940                    30,000
                                |
  Shares issued to              |
    pay off loans               |
                       75,000   |             75        7,425                     7,500
                                |
  Shares issued for             |
    services                    |
                       41,000   |             41        4,059                     4,100
                                |
  Net loss -- 1997              |
    operations                  |                                   (440,589)  (440,589)
                      -------   |       ---------   ----------  -------------  ---------
  BALANCE,                      |
   December 31, 1997            |
                                |
                    4,269,528   |          4,269    1,196,745     (1,817,807)  (616,793)
                  ===========   |      ==========  ==========    ============  ==========


                             (continued)
  See Notes to Consolidated Financial Statements.

  UNIQUE FASHIONS, INC. AND SUBSIDIARY
  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

<CAPTION
                                  |  COMMON      PAID IN       ACCUMULATED          TOTAL
                         SHARES   |  STOCK       CAPITAL        DEFICIT             EQUITY
                          ------  |  ------      -------       -----------          -------
                                  |
  BALANCE, January                |
    1, 1998                       |
                       4,269,528  |    4,269   1,196,745       (1,817,807)        (616,793)
                                  |
  Net loss                        |
    1998 operations               |                               (30,389)         (30,389)
                       ---------- |   -------  ----------     --------------     ----------
  BALANCE, December               |
    31, 1998           4,269,528  |    4,269   1,196,745       (1,848,196)        (647,182)
                       ========== |   =======  ==========     ==============     ==========


  See Notes to Consolidated Financial Statements.

  UNIQUE FASHIONS, INC. AND SUBSIDIARY
  CONSOLIDATED STATEMENT OF  CASH FLOWS
  FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                          1997            1998
                                        ---------      ----------
  CASH USED BY OPERATING ACTIVITIES
      Net Loss                          (440,589)       (30,389)
      Adjustments to reconcile net loss
          to cash used
      Depreciation and amortization       10,801          6,302
      Stock and debentures issued
        for services                       4,100              0
      Changes in working capital         198,357         22,203
                                        ---------      ---------
  Cash  Used By Operating Activities    (227,331)        (1,884)
                                        ---------      ---------
  CASH USED IN INVESTING ACTIVITIES
      Purchase property and equipment          0              0
      Disposition of assets                1,333              0
                                        ---------      ---------
    Cash Provided by Investing Activities  1,333              0
                                        ---------      ---------
  CASH PROVIDED BY FINANCING ACTIVITIES
      Issue notes and debentures         152,500              0
      Repay notes                         (5,552)             0
      Issue common stock for cash              0              0
                                        ---------      ---------
    Cash Provided by Financing
     Activities                          146,948              0
                                        ---------      ---------
  NET INCREASE (DECREASE) IN CASH        (79,050)        (1,884)

  CASH, beginning of year                 80,934          1,884
                                        ---------      ---------
  CASH, end of year                        1,884              0
                                        =========      =========

  See Notes to Consolidated Financial Statements.

                  UNIQUE FASHIONS, INC and SUBSIDIARY
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1997 and 1998


  NOTE A    NATURE OF OPERATIONS

  Unique Fashions, Inc. (a Nevada C corporation) through its wholly-owned subsidiary, Unique Ideas, Inc. (a Texas C corporation) designed and manufactured children's outerwear, accessories and related products during 1994, 1995 and 1996. The product lines were marketed through independent sales representatives that had sales agreements requiring Unique Ideas, Inc. to pay sales commissions of 6% to 16%. By the end of 1996, operations had ceased.

  Unique Ideas, Inc. was originally incorporated August 17,
  1993, as Unique Products, Inc. for the purpose of acquiring the assets and assuming the liabilities of Doodle Art Wear, a Texas general partnership. This entity had developed certain intangibles including designs, manufacturing processes and marketing strategies for children's outerwear and related accessories. Unique Ideas, Inc. accounted for the acquisition transaction as a purchase effective August 17, 1993.

  Unique Ideas, Inc. issued 225,000 shares of its common stock to the two general partners and 25,000 shares for $25,000 cash to an unrelated individual. In addition, Unique Ideas, Inc. issued $60,000 of notes, including $35,000 which did not bear interest.

  Net profits interests in Unique Ideas, Inc. aggregating 14% were granted to the holder of the non-interest bearing note. These net profits interests covered a period of three years. Imputed interest at 12% was recorded for these notes and is was amortized over the terms of these notes on a level yield basis. One of the non-controlling interest shareholders purchased a 5% two-year net profits interest in Unique Ideas, Inc. for $25,000. At December 31, 1994, two 3% net profits interests were still in effect. Subsequent to December 31, 1994, these remaining net profits interests were exchanged for shares of common stock of Unique Ideas, Inc. (prior to the acquisition by Unique Fashions, Inc. discussed below).

  The purchase price for the partnership was allocated to the acquired assets and liabilities. Intangibles amounting to $50,223 were identified and were related to the design, manufacturing process, and product marketing strategies. These intangible assets were amortized on a straight-line basis over a period of five years.

             UNIQUE FASHIONS, INC and SUBSIDIARY
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             DECEMBER 31, 1997 and 1998


  NOTE A    NATURE OF OPERATIONS (continued)

  Unique Fashions, Inc.  (the "Company") was organized on
  March 3, 1995, in order to acquire Unique Ideas, Inc. The acquisition transaction was consummated on May 1, 1995, with an exchange of one share of the Company's common stock for each share of Unique Ideas, Inc.'s outstanding common stock. The transaction was accounted for as a purchase, effective May 1, 1995. Consequently, the consolidated statement of income reflects the results of operations from that date through December 31, 1995. The following summarizes the pro-forma results of operations for the Company as if the acquisition had taken place January 1, 1994.

        Revenues                      $ 119,409

        Net Loss                      $ 119,302

        Loss per share              $(     0.08)

        Weighted average number of
         common shares outstanding  $ 1,517,177

  During 1997 and 1998, the only activities have been negotiating pay-off settlements with trade payable vendors, collecting outstanding receivables, and disposing of assets.


  NOTE B   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation - These consolidated financial statements contain the accounts of Unique Fashions, Inc. and Unique Ideas, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

  Inventory - Inventory was stated at the lower of first-in, first-out cost or market.

  Property, Plant and Equipment - All fixed and depreciable assets were carried at cost. Depreciation of property, plant, and equipment was provided using the straight-line method based upon an expected useful life of three years.

  Allowance for Uncollectible Receivables - Management believes that a reserve for uncollectible accounts is not necessary at December 31, 1997 and 1998.

             UNIQUE FASHIONS, INC and SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1997 and 1998


  NOTE B   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  Accounting Estimates - The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

  Income Tax Accounting - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due, plus deferred taxes. Deferred tax assets or liabilities are recognized for temporary differences between the tax basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent future tax return consequences of those temporary differences. At December 31, 1997 and 1998, there were no deferred tax assets or liabilities.

  Management estimates that there will be a tax basis net operating loss carryforward of approximately $1,800,000 which will expire starting in 2010. A deferred tax asset has not be recognized for this tax net operating loss, since management believes that it is not more likely than not that this tax benefit will ever be realized.

  NOTE C   CONVERTIBLE DEBENTURES

  At various times during 1995 and 1996, Unique Ideas, Inc. raised $1,379,916 of working capital by issuing short-term convertible promissory notes bearing interest at 10%. They were originally expected to be repaid within six months of issue. But, due to continuing cash constraints, no repayments were ever made. The principal amount (not including interest) of the notes is convertible into shares of common stock at exchange rates ranging from $0.10 to $1.00 per share. As of December 31, 1998, $1,091,064 of debentures had been converted to common stock. In addition, at December 31, 1998, an additional $48,274 of debentures had been turned in for conversion, which will result in issuance of 147,698 shares of stock. See also the "Subsequent Events" footnote below.

                UNIQUE FASHIONS, INC and SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1997 and 1998

  NOTE D   INDEBTEDNESS

  Parent Company has the following outstanding indebtedness at December 31, 1998

      Note payable to an individual, 50%
       interest, past due, unsecured          $ 25,000

      Notes payable to five individuals,
       non-interest bearing,
       past due, unsecured                     152,500
                                              --------

      Total for Unique Fashions, Inc.         $177,500
                                              --------


     Indebtedness of the Subsidiary Company
      at December 31, 1998 consisted of
      the following
     Note payable to Capital Funding &
      Consulting Group, 11% interest,
      past due, unsecured.  Unpaid accrued
      interest at December 31, 1998
      is $12,131.                            $  30,000

     Note payable to an individual, 9%
      interest, past due, unsecured.
      Unpaid and accrued interest at
      December 31, 1998 is $9,024               36,799

     Notes payable to six individuals,
      various rates of Interest, past
      due, unsecured                            22,965
                                             ---------
     Total for Unique Ideas, Inc.            $  89,764
                                             ---------
     Total Consolidated Indebtedness         $ 267,264
                                             =========


  The outstanding debt shown above has been outstanding since
  December, 1996 when the Company ceased operations.

           UNIQUE FASHIONS, INC and SUBSIDIARY
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1997and 1998


  NOTE E   SUBSEQUENT EVENTS

  Subsequent to December 31, 1998, management submitted an offer to the remaining debenture holders to convert their promissory notes into shares of Unique Fashions, Inc.'s common stock. As of the date of the audit report, only two such holders had accepted this offer. Their notes amount to $7,500 and will result in the issuance of 12,500 shares of common stock.

  Management is considering a strategy to reorganize by spinning off Unique Products, Inc. leaving essentially a shell parent corporation. A pro-forma condensed balance sheet of Unique Fashions, Inc. should this course of action be adopted would be as follows

     Assets                             $               0

     Liabilities                                  190,056
     Common stock                                   4,270

     Paid in capital                            1,196,745

     Accumulated deficit                       (1,391,071)

  Following consummation of the possible spinoff, management then intends to actively pursue a target company for acquisition that could enhance shareholder value through a proven-track record of operations and the utilization of the tax net operating loss carryforward. However, there are no assurances that such a plan can or will be achieved.


  NOTE F    COMMON STOCK

  The Company has 25,000,000 of authorized shares of common stock at a par value of $0.001 per share.


  NOTE G    COMMITMENTS

  There was no rent expense for 1997 or 1998, and there were no outstanding lease commitments as of December 31, 1998.

             UNIQUE FASHIONS, INC and SUBSIDIARY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1997 and 1998


  NOTE H    NON-CASH INVESTING AND FINANCING TRANSACTIONS


                       1997

    Debentures converted to common stock                $ 30,000
    Note payable converted to common stock                 7,500

   The Company paid interest of  $0, and  $0 for the years ended
   December 31, 1997 and 1998, respectively. Also, during these same years, the Company did not pay any taxes based on income.

  The acquisition of Unique Ideas, Inc. by the Company resulted in the recognition of approximately $40,000 of goodwill which is being amortized over 40 years.

  NOTE I    CONTINGENT LIABILITY

  One of the Company's stockholders is an attorney who has provided various forms of legal services over the past four years. The unbilled amount for services rendered is approximately $40,000 as of December 31, 1998. Management expects to negotiate a settlement with this stockholder to satisfy this contingent obligation by issuing shares of the Company's stock.

                            PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------
2.0       Acquisition Agreement - Framing Systems, Inc.
2.1       Acquisition Agreement - Executive Assistance, Inc.
2.2       Acquisition Agreement - R&R Foods, Inc.
2.3       Acquisition Agreement - e-Data Alliance, Inc.
2.4       Divestiture Agreement - R&R Foods, Inc.
3.0       Articles of Incorporation
3.1       Articles of Amendment to the Articles of Incorporation
3.2       By-Laws
10.0      Employment Agreement-Robert W. Moehler
10.1      Employment Agreement-David H. Young
10.2      Letter of Advertising Credit
21.0      Subsidiaries of the Registrant
27.0      Financial Data Schedule

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Rhino Enterprises Group, Inc.
                            (Registrant)

Date: February 9, 2000      By: /s/ ROBERT W. MOEHLER
                            --------------------------------
                            Robert W. Moehler
                            President and duly
                            authorized officer



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